UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
HOOKIPA PHARMA INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
43906K100
(CUSIP Number of Class of Securities)
Reinhard Kandera
Chief Financial Officer and Corporate Secretary
HOOKIPA Pharma Inc.
350 Fifth Avenue, 72nd Floor, Suite 7240
New York, NY 10118
+43 1 890 63 60
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.   Summary Term Sheet.
The information set forth under “Summary Term Sheet — Overview” and “Summary Term Sheet —  Questions and Answers” in the Offer to Exchange Eligible Options for New Options, dated August 10, 2023 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)
Name and Address.

HOOKIPA Pharma Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 350 Fifth Avenue, 72nd Floor, Suite 7240, New York, NY 10118 and the telephone number of its principal executive offices is +43 1 890 63 60.
(b)
Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders (“Eligible Participants”), subject to specified conditions, to exchange some or all of their eligible outstanding options to purchase shares of common stock, par value $0.0001 per share (the “Common Stock”), for new options to purchase shares of the Company’s Common Stock. Members of the Company’s board of directors and the Company’s executive officers are not eligible to participate in this offer.
An option is eligible for exchange (an “Eligible Option”) if it is held by an Eligible Participant, was granted under the Company’s 2018 Stock Option and Grant Plan (the “2018 Plan”) or the Company’s 2019 Stock Option and Incentive Plan (the “2019 Plan”), is outstanding as of the Expiration Time (as defined in the Exchange Offer), has an exercise price per share greater than $6.50 and was granted before July 1, 2022. As of August 10, 2023, there were approximately 627,632 Eligible Options outstanding.
Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant new options (each, a “New Option”) following the Expiration Time. The total number of shares of Common Stock underlying a New Option with respect to an exchanged Eligible Option will be determined by dividing the number of shares of Common Stock underlying the exchanged Eligible Option by the applicable exchange ratio and rounding to the nearest share, subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C).
The information set forth in the Exchange Offer under “Summary Term Sheet — Overview” and “Summary Term Sheet — Questions and Answers” and the information set forth under Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.
(c)
Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a)
Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

The address of each executive officer and director of the Company is:
Hookipa Pharma Inc.
350 Fifth Avenue, 72nd Floor, Suite 7240
New York, NY 10118
The directors and executive officers of the Company are set forth below:
Executive Officers	Title
Joern Aldag	Chief Executive Officer
Reinhard Kandera	Chief Financial Officer
Klaus Orlinger, Ph.D.	Chief Scientific Officer
Roman Necina, Ph.D.	Chief Development Officer
Christine Baker	Chief Operating Officer
Katia Schlienger, M.D., Ph.D.	Chief Medical Officer
Directors
Joern Aldag	Director
Reinhard Kandera	Director
Jan van de Winkel, Ph.D.	Director
David R. Kaufman, M.D., Ph.D.	Director
Timothy Reilly, Ph.D.	Director
Malte Peters, M.D.	Director
Julie O’Neill	Director
Terry Coelho	Director
Item 4.   Terms of the Transaction.
(a)
Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet — Overview” and “Summary Term Sheet — Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning HOOKIPA; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.
(b)
Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e)
Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(7) also contain information regarding agreements relating to securities of the Company.

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)
Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.
(b)
Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) of the Offering Memorandum is incorporated herein by reference.
(c)
Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)
Source of Funds.

The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.
(b)
Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.
(d)
Borrowed Funds.

Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a)
Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.
(b)
Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)
Solicitations or recommendations.

Not applicable.
Item 10.   Financial Statements.
(a)
Financial Information.

The information set forth under Section 8 (“Information Concerning HOOKIPA; Financial Information”), including Schedule A, and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b)
Pro Forma Information.

Not applicable.
Item 11.   Additional Information.
(a)
Agreements, Regulatory Requirements and Legal Proceedings.

(1)
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)
The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)
Not applicable.

(4)
Not applicable.

(5)
Not applicable.

(c)
Other Material Information.

Not applicable.
Item 12.   Exhibits.1
Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated August 10, 2023.
(a)(1)(B)	Form of Announcement Email to Eligible Participants.
(a)(1)(C)	Form of Announcement Email to All Employees.
(a)(1)(D)	Option Exchange — Election Form.
(a)(1)(E)	Option Exchange — Notice of Withdrawal of Election Form.
(a)(1)(F)	Form of Email Confirming Receipt of Option Exchange Election Form.
(a)(1)(G)	Form of Email Confirming Receipt of Notice of Withdrawal of Election.
(a)(1)(H)	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer.
(a)(1)(I)	Form of Email to Eligible Participants Confirming Acceptance of Eligible Options.
(a)(1)(J)	Form of Email Notice Regarding Rejection of Options for Exchange.
(a)(1)(K)	Form of Email to Eligible Participants Regarding the Exchange Offer Webinars
(a)(1)(L)
Form of New Option Agreement (filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed on April 8, 2019 (File No. 333-230451) and as Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed on April 8, 2019 (File No. 333-230451), and incorporated herein by reference).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Option Exchange Program Overview Presentation with Transcript.
(a)(5)(B)	HOOKIPA Pharma Reports Second Quarter 2023 Financial Results and Recent Business Highlights (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 10, 2023 (File No. 001-38869) and incorporated herein by reference).
(b)	Not applicable.

1
NTD: To be updated as necessary.

Exhibit Number	Description
(d)(1)	HOOKIPA Pharma Inc. 2018 Stock Option and Grant Plan and forms of awards thereunder (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on March 22, 2019 (File No. 333-230451) and incorporated herein by reference).
(d)(2)	2019 Stock Option and Incentive Plan (filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed on April 8, 2019 (File No. 333-230451) and incorporated herein by reference).
(d)(3)	Incentive Stock Option Agreement under the Company’s 2019 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed on April 8, 2019 (File No. 333-230451) and incorporated herein by reference).
(d)(4)	Non-Qualified Stock Option Agreement for Company Employees under the Registrant’s 2019 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed on April 8, 2019 (File No. 333-230451) and incorporated herein by reference).
(d)(5)	Non-Qualified Stock Option Agreement for Non-Employee Directors under the Registrant’s 2019 Stock Option and Incentive Plan (filed as Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed on April 8, 2019 (File No. 333-230451) and incorporated herein by reference).
(d)(6)	Restricted Stock Award Agreement under the Registrant’s 2019 Stock Option and Incentive Plan (filed as Exhibit 10.6 to the Company’s Registration Statement on Form S-1 filed on April 8, 2019 (File No. 333-230451) and incorporated herein by reference).
(d)(7)	Restricted Stock Award Agreement for Company Employees under the Registrant’s 2019 Stock Option and Incentive Plan (filed as Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed on April 8, 2019 (File No. 333-230451) and incorporated herein by reference).
(d)(8)	Restricted Stock Award Agreement for Non-Employee Directors under the Registrant’s 2019 Stock Option and Incentive Plan (filed as Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed on April 8, 2019 (File No. 333-230451) and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 10, 2023	HOOKIPA PHARMA INC.
By: /s/ Reinhard Kandera Reinhard Kandera Chief Financial Officer